I-MANY, INC.

399 THORNALL STREET, 12th FLOOR

EDISON, NEW JERSEY 08837

November 10, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street

Mail Stop 4561

Washington, D.C. 20549-4561

Attention: Mr. Stephen Krikorian

Re:	I-many, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

File No. 0-30883

Dear Mr. Krikorian:

Set forth below are responses to the comments provided to I-many, Inc. (“the Company”) by the staff of the Commission (the “Staff”) in a letter dated September 16, 2005 (the “Letter”). The responses are keyed to the numbering of the comments in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page 31

COMMENT:	1. Explain why you do not separately present cost of revenues for your products and services on your consolidated statement of operations. We refer you to Rule 5-03(b)(2) of Regulation S-X which requires cost of tangible goods sold and services to be stated separately.

RESPONSE:	As indicated in our discussion of Significant Accounting Policies, “substantially all of the amounts included in cost of revenues represent direct costs related to the delivery of professional services, training and maintenance and customer support.” For the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2005, cost of product revenues (in thousands and a percentage of total cost of revenues) amounted to $476 (3.3% of total cost of revenues), $807 (5.2%), $832 (5.6%) and $88 (1.1%), respectively. Because cost of product revenues have been insignificant for all periods presented, Company management has not deemed it necessary or beneficial to separately disclose cost of product revenues.

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

November 10, 2005

Note (1) Operations and Significant Accounting Policies

(c) Revenue Recognition

COMMENT:	2. We note that you recognize software license fees upon delivery of the software, in part, provided there are no significant post-delivery obligations. Explain all post-delivery obligations that cause you to defer recognition of your software licenses fees. Further, provide your revenue recognition accounting policy for your arrangements that include post-delivery obligations. Specifically, explain how you determine that the post-delivery obligations have been satisfied and the software license fees have been earned. For your multiple element arrangements that include post-delivery obligations, explain how the post-delivery obligations impact the revenue recognition of the other elements in the arrangement.

RESPONSE:	In the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2005, there have been three instances in which post-delivery obligations have resulted in deferred recognition of software license fees. (i) In the third quarter of 2003, a license arrangement for several products, valued at $3.8 million, was deferred because the contract included a change of control warranty that granted the customer its choice of a pro rata refund of license fees or full rights to a successor’s replacement product(s) at no charge in the event that a successor entity to I-many’s interests discontinued future sales of any of the licensed products. In the first quarter of 2004, the license contract was amended to revise the change of control warranty so that the customer would be entitled only to source code of discontinued products in the event of discontinued product sales by a successor entity. As consideration for this warranty change, the customer received consideration in the form of free professional services valued at $100,000. Upon the execution of this amendment, the remaining deferred license fee was recognized into revenue. (ii) In the fourth quarter of 2004, a license arrangement for the Company’s flagship product (CARS), valued at $766,000, was deferred because of certain promised additional functionality that was scheduled to be made available in our next version release of the product. This license revenue was subsequently recognized in the first quarter of 2005 during which time the new version release was delivered to the customer. (iii) In the first quarter of 2005, a license arrangement valued at $142,000 was deferred because of the promised delivery – if and when available – at no charge of unspecified future releases of the product on a new platform (“platform protection”). In accordance with paragraphs 48 and 49 of SOP 97-2, the license fee is being treated as a subscription and is being recognized ratably over the period during which post-contract customer support (“PCS”) is expected to be provided (i.e., 36 months).

Other than transactions including platform protection rights, the Company anticipates that few, if any, future transactions will include significant post-delivery obligations. The Company’s accounting policy for any such future transactions will be to evaluate the post-delivery obligations, and the subsequent satisfaction of these obligations, on a case-by-case basis in accordance with the appropriate accounting guidance (e.g., SOP 97-2).

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

November 10, 2005

In each of the above instances, the other service elements included in the arrangements (i.e., PCS and professional services) were priced in accordance with the Company’s price lists. Because the Company had met the criteria necessary to account separately for these services (see response to Comment 3 below), the Company recognized revenue as the services were performed.

COMMENT:	3. We note that your multiple-element arrangements contain an element for professional services. Please address the following as it relates to your professional services:

(a) Tell us the specific services that you characterize as professional services and how you consider paragraphs 63 through 71 of SOP 97-2 when determining your accounting policy for each type of professional service. In this regard, we note that you offer customization services and that you have ‘large software implementations’ which suggest that your services may require significant production, modifications or customization of software. Also see paragraph 7 of SOP 97-2.

RESPONSE:	Professional services consist of technical consulting, business analysis, deployment and training services that are typically provided in conjunction with the licensing of any of our “off-the-shelf” software products. The Company has met the criteria necessary to account separately for the service elements: (i) these services are not essential to functionality (i.e., they involve little if any customization, and have been performed by other integrators and sometimes by customers themselves) and (ii) vendor-specific objective evidence (“VSOE”) has been established for the pricing of such services. Prior to the period covered by the financial statements included in the Form 10-K (specifically during 2000 and 2001), the Company had entered into a small number of large consulting arrangements that consisted of significant customization work or build-from-scratch functionality, and we accounted for these arrangements using the proportional performance method. However, since the beginning of 2002, essentially all professional services work has been provided in conjunction with the licensing of “off-the-shelf” software products, and such projects have included little if any customization work. Our future disclosures of revenue accounting policies will be revised, as appropriate, to reflect the Company’s then-current revenue model and operations.

COMMENT:	(b) If the service element does not qualify for separate element accounting, clarify whether you have accounted for the entire arrangement using contract accounting. Refer to paragraphs 7 and 64 of SOP 97-2. If so, provide the disclosures required by SOP 81-1.

RESPONSE:	In the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2005, there have been no instances in which the professional services element has not qualified for separate accounting. See response to 3(a) above.

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

November 10, 2005

COMMENT: •	(c) If you meet the criteria in paragraph 65 of SOP 97-2 and account for the services separately, clarify the pattern of performance you use to recognize the service revenue. Refer to paragraph 66 of SOP 97-2.

RESPONSE:	Company management generates and updates a periodic price list for professional services which is the primary basis for determining the hourly rates at which all professional services are offered and rendered to customers. Management believes this price list complies with the requirements of VSOE of fair values of such services in compliance with SOP 97-2. Also, the Company has a long track record of implementations for many of its products and has demonstrated the ability to effectively budget time requirements, resulting in no losses having been realized during the period under review. Exceptions to the professional services price list are infrequent and and in those instances, a portion of the license fee is “carved out” of license revenue for accounting purposes and allocated to services revenues to the full extent necessary to recoup any services pricing discount.

For time and materials arrangements, the Company recognizes revenue as the work is performed. Revenue recognized is equal to the hours worked multiplied by the contract (VSOE) rate. For fixed price arrangements, revenue is based on input measures, which are the hours worked versus the budgeted hours to complete the project: revenue recognized in an individual period is accounted for using the proportional performance method. The Company monitors fixed fee arrangements to ensure that the unrecognized portion of the fixed fee is at least equal to the estimated remaining hours multiplied by the relevant VSOE rates.

COMMENT: •	(d) Further clarify your revenue recognition policy for your “fixed fee professional service contracts” and compare and contrast this policy to your service arrangements that are not a fixed fee. Clarify whether the fixed fee professional service contracts are part of a multiple element arrangement or simply stand-alone services. If you are applying contract accounting to these fixed fee service contracts, tell us how you considered footnote 1 to paragraph 11 of SOP 81-1.

RESPONSE:

Customers generally have the option of entering into a fixed fee professional service contract as an alternative to the standard time and materials arrangement. In either case, the professional service rates are based on the Company’s VSOE price list and the Company’s estimate of time required to complete. But in the case of a fixed fee contract, the total fixed fee is calculated by multiplying the applicable VSOE rates by the estimated number of hours to complete the project – further increased by a small factor to compensate for the added risk assumed by I-many in agreeing to a fixed fee arrangement. Since the Company does not typically customize software products for customers, the Company has

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

November 10, 2005

the ability to closely estimate the time required to complete its services. The method of determining periodic revenue for fixed fee arrangements is described in the previous response, as compared to the method for time-and-materials arrangements under which “billable” hours are multiplied by the relevant VSOE rate to derive recognizable revenue. Fixed fee arrangements require additional monitoring to ensure that the unrecognized portion of the fixed fee is at least equal to the estimated remaining hours multiplied by the relevant VSOE rates.

Fixed fee professional service contracts can either be part of a multiple element arrangement (i.e., executed in conjunction with a new license contract) or stand-alone. The Company’s pricing and accounting approach in each case has been similar, as evidenced by the numerous instances of each type of arrangement – multiple element and stand-alone – that were entered into with customers during the fiscal accounting periods in question.

The Company did not apply SOP 81-1 to its accounting for fixed fee professional service contracts because as spelled out in footnote 1 to paragraph 11 of SOP 81-1, “this statement is not intended to apply to ‘service transactions’. . .”

COMMENT:	(e) Tell us more about the arrangements that result in the unbilled receivables referred to on page 38. Tell us how you have considered the collectibility criteria and/or the fixed or determinable criteria within paragraph 8 of SOP 97-2 when recognizing revenue. Tell us when they typically become billable and address the extent to which you have successfully billed and collected these amounts subsequent to the balance sheet date.

RESPONSE:	Unbilled receivables are comprised of (i) time and material professional service amounts recognized in the current accounting period (month) but not yet invoiced to customers (i.e., in-process billings) and (ii) service revenues recognized on fixed fee arrangements in advance of customer billing. The latter situation can arise if the invoicing to a customer is based on milestone attainment, which often – but not always – results in billing in arrears of the work’s completion. Because of the Company’s track record of implementations and ability to closely estimate the time required to complete its services, the Company generally recognizes revenue using the proportional performance method even if the milestone billings lag behind the revenue recognition. The Company evaluates the credit-worthiness of all customers before entering into any arrangement, fixed-fee or otherwise, using past payment history or third-party (D&B) credit reports. All amounts included in unbilled receivables are fixed or determinable since such amounts are (i) based on VSOE hourly rates multiplied by verifiable hours worked and (ii) in compliance with service contracts.

Unbilled receivable amounts are evaluated for collectibility/realizability on a regular basis as part of Company management’s ongoing status review of all in process professional service arrangements. These amounts typically become billable within a three-month period, although longer lag times have been experienced with longer-duration service arrangements. The Company experienced very few write-offs in the period covered by the financial statements in connection with unbilled receivables, and only one such write-off exceeded $60,000.

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

November 10, 2005

COMMENT:	4. We note from your disclosure on page 6 that you offer a hosted version of your software license, which is supported by third party providers. Explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Further, tell us your consideration for disclosing your revenue recognition accounting policy for hosting services. In your response provide your hosting revenues recognized for all periods presented.

RESPONSE:	For the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2005, hosting revenues (in thousands) amounted to $572, $618, $709 and $375, respectively. Hosting revenues have historically comprised less than 2 percent of aggregate revenues, and the Company has not deemed these revenue amounts material so as to warrant additional disclosure in our periodic filings.

(i) During the fiscal accounting periods under review, all hosting agreements entered into have provided the Company’s hosting customers with the contractual right to terminate the hosting arrangement and take possession of the software at any time during the hosting period without significant penalty, such penalty being equal to approximately 3 months of hosting fees to compensate the company for notice on canceling the hosting agreement. (ii) It is feasible for hosting customers to either run the software on their own hardware or contract with a third party vendor for hosting services (as evidenced by the Company’s many customers that do not contract for hosting). By virtue of having met criteria (i) and (ii), the Company recognized hosting revenue pursuant to SOP 97-2. The Company maintains a price list for all hosting services, and this price list is the basis for pricing hosting services offered to its customers. The company also has a history of renewals under its existing hosting agreements, which along with the price list has allowed the company to establish VSOE for hosting services.

Note (2) Acquisitions

COMMENT:	5. We note that you have allocated purchase price to acquired technology in conjunction with the NetReturn, LLC, Menerva Technologies, Inc. and Pricing Analytics, Inc. acquisitions. We further note that you have included amortization of acquired intangible asset expense as an operating expense on your consolidated statements of operations. Tell us whether this expense includes the amortization of acquired technology. If so, tell us how you consider Question 17 of the SFAS 86 Staff Implementation Guide to determine the appropriate classification of this amortization.

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

November 10, 2005

RESPONSE:	Company management believes that its classification of all of the amortization of its acquired intangible assets as an operating expense is appropriate under the guidance paragraph 42 of Statement of Financial Accounting Standards (“SFAS”) No. 142, which allows management to classify amortization costs in a manner which makes the most sense for its business, the guidance of Question 17 of SFAS 86 Staff Implementation Guide notwithstanding. Among the reasons for this classification is management’s belief in the need for transparency in its Statements of Operations in connection with its accounting for acquisition-related charges.

COMMENT:	6. We note that certain intangible assets relating to the Chi-Cor Information Management, Inc. and BCL Vision Ltd. acquisitions were impaired in fiscal year 2003 and recorded as an operating expense. Tell us whether the intangible assets impaired related to acquired technology. If so, tell us your consideration for classifying the impairment as cost revenues.

RESPONSE:	In the absence of any language in the relevant accounting literature (e.g., SFAS 144) indicating that impairment costs are required to be classified as cost of revenues and consistent with its treatment of amortization of acquired intangibles (see response to item 5 above), Company management believes that classifying these impairment costs as an operating expense was the most appropriate course of action (e.g., for transparency purposes).

COMMENT:	7. We note your references to independent appraiser(s). Please note that when you refer to independent appraiser(s), you should identify the appraiser(s) and include the expert’s consent when the reference in included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C. Alternatively, you may delete such reference. Please note for future reference.

RESPONSE:	Your comment has been noted. The Company acknowledges that management is responsible for determining the fair values used to allocate purchase prices and will clarify such in future filings.

Note (4) Strategic Relationship Agreements, page 47

COMMENT:	8. We note you entered into a strategic relationship agreement with The Procter & Gamble Company. Tell us how you accounted for the multiple elements in this arrangement and how much revenue you have recognized for the fiscal years ended December 31, 2002, 2003 and 2004. Address EITF 01-9, regarding the classification of the value of the warrant you granted to Procter & Gamble (“P&G”). Further, tell us how you considered the related party disclosure requirements of SFAS 57, paragraph 2.

RESPONSE:

Total revenue (in thousands) realized from P&G in the fiscal years ended December 31, 2002, 2003 and 2004 amounted to $669, $263 and $217, respectively. Most of this revenue was generated from a March 2002 license agreement entered into subsequent to (and independent of) the initial May 2000 enterprise license arrangement with P&G, which included certain equity

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

November 10, 2005

considerations and the promise of future royalty considerations payable to P&G (i.e., up to 10 percent of the revenue generated by I-many from the commercial products market, as defined).

In February 2003, the Company issued an additional warrant to P&G in exchange for certain marketing assistance (e.g., referrals and agreement to act as a reference) and the termination of the 10 percent royalty provision that was a component of the May 2000 arrangement. The Company placed significant value on P&G as a reference source, which along with eliminating the future royalty provision was deemed to be significant consideration in return for the warrant grant. Also, because there was no connection (quid pro quo or other) between the February 2003 warrant grant and the March 2002 license agreement, EITF 01-9 was not deemed by Company management to be relevant to these transactions. The granting of the warrant was not deemed to be a concession. Also, the license fee related to the March 2002 license agreement was paid in full by P&G in June 2002. And the significant passage of time between these two transactions also supports management’s contention that EITF 01-9 was not relevant.

The revenue recognized from P&G during the years 2002 through 2004 consisted of license fees, maintenance and support fees and professional services revenues. The accounting for these multiple elements was consistent with the accounting treatment used for multiple element arrangements entered into with other customers during this three year period.

P&G has disposed of the shares of I-many stock it acquired pursuant to warrant exercises, and P&G has no influence on the company’s operations other than as a customer. Therefore, P&G is not deemed to be a related party.

Note 9 Segment Disclosure, page 53

COMMENT:	9. We note that you have not allocated the goodwill and acquired intangible assets relating to the acquisitions of Provato and Menerva and the technology purchased from Ozro, Inc. to your reporting units. Clarify why you have not allocated goodwill to your reporting units as required by paragraphs 34, 35 and 54 SFAS 142. Paragraph 54 of SFAS 142 requires that all goodwill recognized in an entity’s balance sheet at the date SFAS 142 is initially applied must be assigned to one or more reporting units. Please tell us how you considered this guidance and explain why you have not made the required allocations of goodwill to your reporting units. Tell us how this allocation would impact the transitional goodwill impairment test as of January 1, 2002 and your subsequent annual impairment tests.

RESPONSE:	While we did not allocate certain goodwill and other intangible assets to our reportable segments for purposes of presenting information required by SFAS 131, we advise the staff that for purposes of evaluating potential impairment of goodwill and other long-lived assets, all recorded intangibles and goodwill are allocated to one of the two reporting units of the Company: “Health and Life Sciences” and “Industry Solutions” (f/k/a “Other Industries”). This allocation is based upon an assessment as to the estimated benefit to each unit from the use of these assets. The carrying value of the reporting units after this allocation is then compared to the estimated fair value of the unit to determine if impairment exists. As of the date of the transitional impairment test, the fair value of each reporting unit exceeded its carrying value.

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

November 10, 2005

With respect to our segment disclosure, the segments presented reflect the way in which the chief decision making officers viewed the business at the times in question. We believe that SFAS 131 clearly indicates that segment disclosures should be based on how decisions are made in running the business and allocating resources among the constituent groups within the Company; it is also clear that such information need not be prepared in accordance with GAAP so long as the information itself is reconciled to the GAAP financial statements. In connection with the Company’s decision not to allocate Menerva goodwill for segment reporting purposes in its 2004 Form 10-K financial statements, we believe the following from SFAS 142 supports our position:

“B121. The Board acknowledged that the requirement in this Statement to assign what some view as corporate assets and liabilities to reporting units could be considered inconsistent with the requirements in Statement 131. For purposes of reporting information about assets by segment, entities are required by Statement 131 to include in reported segment assets only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker. Thus, goodwill and other assets and liabilities may not be included in reported segment assets. This Statement does not require that goodwill and all other related assets and liabilities assigned to reporting units for purposes of testing goodwill for impairment be reflected in the entity’s reported segments. However, even though an asset may not be included in reported segment assets, the asset (or liability) should be allocated to a reporting unit for purposes of testing for impairment if it meets the criteria in paragraph 32 of this Statement. This Statement also requires that the amount of goodwill in each segment be disclosed in the notes to the financial statements.”

We acknowledge that the current segment presentation, when coupled with disclosures included in other parts of our financial statements, could lead to confusion. We will accordingly revise our future disclosures with respect to impairment to make it clear that all assets are allocated to reporting units for purposes of assessing impairment under SFAS 142 and SFAS 144 and that our segment disclosure does not necessarily represent how certain intangible assets and goodwill are treated for purposes of assessing impairment.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Note 3. Reclassifications, page 11

COMMENT:

10. We note that you have made significant changes to your previously reported consolidated balance sheets and statements of cash flows related to reclassifications of auction rate securities from cash equivalents to short-term investments. Explain how you determined that prospective disclosure of these

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

November 10, 2005

changes was appropriate and tell us what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange Act reports, specifically your December 31, 2004 Form 10-K. In addition, tell us how you considered this change in concluding that your disclosure controls and procedures were effective as of December 31, 2004 and March 31, 2005.

RESPONSE:	The Company uses the services of a third party (UBS) to manage its investment portfolio and had provided guidance to UBS to invest much of its idle cash in investment vehicles that could be classified as Cash and cash equivalents in its financial statements. Prior to the first quarter of 2005, Company management believed that its investments in auction rate securities (specifically, short-term municipal bonds) represented Cash equivalents and were thus properly classified as such in its financial statements. In March 2005, Company management realized that its prior classification of these investments as Cash equivalents was in error, at which time these asset values were reclassified in the Company’s balance sheet. The reclassifications were done to both the March 31, 2005 and December 31, 2004 balance sheets, and the Statements of Cash Flows for the period ended March 31, 2004 was likewise adjusted to conform to the corrected accounting treatment.

In connection with the Statement of Cash Flows for the year ended 12/31/2004, reclassifications were confined to the subsection of Cash Flows from Investing Activities and to the beginning and ending balances of cash and cash equivalents. Specifically, Purchases of short-term investments were understated by $13.3 million and Redemptions of short-term investments were understated by $14.6 million. However, these two reclassification items substantially offset each other (net effect being a net investment redemption reclassification of $1.3 million in investing activities). Also, the effect of the reclassification on the 2004 amounts in each of the Statements of Cash Flows in our 2004 10-Q filings resulted in similar substantial offsetting of reclassification adjustments to the investment purchases and redemptions: net redemption of $448,000 for the period ended March 31, 2004, net redemption of $2.9 million for the period ended June 30, 2004, and net redemption of $2.4 million for the period ended September 30, 2004.

Management does not believe the misclassifications warrant restating and amending its previously-filed 2004 Form 10-K because: (i) the misclassification had no impact on the Statements of Operations, (ii) the extent of the Balance Sheets misclassification were isolated – any restatement would be limited to two offsetting changes within current assets, and thus there was no effect to its current ratio or working capital, (iii) the reclassification effects on the Company’s 2004 Statement of Cash Flows were largely offsetting as indicated above, and (iv) the interest rates and the rate reset provisions on the auction rate certificates make these investments easily marketable and cash-like in a number of respects (e.g., essentially no unrealized gains/losses, minimal difference between book and fair values). Also, we sold all of these securities in the second quarter of 2005 and experienced no loss or gain on these redemptions, which further supports our conclusion that the securities were similar to cash with respect to value-retention.

For the reasons discussed above, management does not believe these misclassifications rise to the level of being a material weakness in the Company’s disclosure controls and procedures. However, this classification problem was disclosed to its audit committee as a significant deficiency.

Form 8-Ks dated February 1, 2005, April 26, 2005 and July 27, 2005

COMMENT:	11. We note your use of non-GAAP measures under Item 2.02 of the Form 8-Ks noted above. Please note the following observations regarding your Non-GAAP measures:

(a) We note that you refer to “pro forma” when discussing your non-GAAP financial measures. When you use non-GAAP measures, ensure that you refer to it using a title that is different than “pro forma.” Pro forma has different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Regulation S-K, Item 10(e)(ii)(E).

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

November 10, 2005

RESPONSE:	Your comment has been noted. The Company has decided to eliminate the use of the non-GAAP “pro forma” measure in its future Form 8-K filings.

COMMENT:	(b) We note that your non-GAAP financial measure includes a discussion of non-GAAP earnings (loss) per share. When you use non-GAAP earnings per share measures, ensure that you reconcile the non-GAAP earnings per share to earnings per share as calculated and presented in accordance with GAAP. Refer to Regulation S-K, Item 10(e)(i)(B).

RESPONSE:	See response above.

COMMENT:	(c) We note the non-GAAP measure you have presented excludes a number of recurring items. Demonstrate the usefulness of the Non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the Use on Non-GAAP Financial Measures. Ensure that you adequately disclose why each of the recurring items excluded are not material to the ongoing performance of your business.

RESPONSE:	The Company had supplemented its GAAP financial statements with the non-GAAP pro forma measure of operating results. This non-GAAP financial information was provided as additional information for investors and was not in accordance with or an alternative to GAAP. These adjusted results excluded certain costs, expenses (primarily non-cash expenses), gains and losses, and management believed their exclusion enhanced an overall understanding of past operational performance and also prospects for the future. These adjustments to GAAP results were made with the intent of providing investors a more complete understanding of the operating performance of the Company as opposed to GAAP results, which included non-recurring, infrequent or other non-cash charges associated with restructuring, amortization of purchased intangibles or impairment losses that are not material to the ongoing performance of the Company’s business.

As indicated above, the Company has decided to eliminate the use of the non-GAAP pro forma measure in its future Form 8-K filings.

COMMENT	(d) If you are able to overcome the burden of demonstrating its usefulness, ensure future uses of non-GAAP measures include all of the disclosures identified in Regulation G, Item 10 of Regulation S-K and the guidance set forth in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

RESPONSE:	Your comment has been noted. Although the Company has eliminated the use of the non-GAAP pro forma measure going forward, we have begun incorporating a

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

November 10, 2005

different non-GAAP measure in our SEC filings. This new measure is a reconciliation of the value of license transactions executed in a period to the amount recognized as revenue in the GAAP financial statements. We are including this new measure because we believe it provides greater transparency around the value of current period transactions and their impact on current and future recognized revenues. Please refer to our 8-K filing dated October 26, 2005 for an illustration of this new non-GAAP measure.

Please call me at (732) 516-2690 if you would like further information regarding the foregoing.

Sincerely yours,

/s/ Kevin M. Harris

Kevin M. Harris

Chief Financial Officer

cc:	Yorgen H. Edholm

John A. Rade

Robert G. Schwartz, Jr., Esq.